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SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAINMAKER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 W PINE BLVD. #507
(No. and Street)

ST. LOUIS (City) MO (State) 63108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLEN ANDERSON, 888-333-1091X0
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN & JURASKA LLP
(Name – *if individual, state last, first, middle name*)

141 W JACKSON BLVD., SUITE 2250 (Address) CHICAGO (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ________**Glen Anderson**_________________, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _______**RainMaker Securities LLC**_______________ as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this

26th day of February, 2018

ROBERT J. ROMERO
Notary Public - State of Florida
Commission # FF 222799
My Comm. Expires Jul 17, 2019

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Member's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

RainMaker Securities, LLC

CONTENTS

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RainMaker Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RainMaker Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RainMaker Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RainMaker Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RainMaker Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as RainMaker Securities, LLC's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2018

RainMaker Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Assets		
Cash	$	495,853
Accounts receivable		159,500
Furniture and equipment (net of accumulated depreciation of $6,910)		517
Prepaid Expense		19,242
Other assets		1,060
Total assets	$	676,172
Liabilities and member's equity		
Liabilities		
Commissions payable	$	299,479
Accrued liabilities		18,662
Total liabilities		318,141
Member's equity		358,031
Total liabilities and member's equity	$	676,172

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2017	
Revenue	
Commissions and retainer fees	$ 7,033,879
Other income	31,329
Total revenue	7,065,208
Expenses	
Sales commissions	6,006,976
Employee Compensation and Benefits	323,994
Registered representative payments	229,672
Marketing	51,190
Bad debt writeoffs	49,850
Professional and consulting fees	45,542
Regulatory fees and expenses	38,275
Rent	36,344
Travel and entertainment	29,129
Data Management/Archiving	25,479
Licenses & permits	22,215
Other operating	48,632
Total expenses	6,907,298
Net income	$ 157,910

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2017

Member's equity, beginning of year	$	170,121
Member contributions		100,000
Member withdrawals		(70,000)
Net income		157,910
Member's equity, end of year	$	358,031

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2017	
Cash flows from operating activities	
Net income	$ 157,910
Depreciation	776
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase)/decrease in operating activites:	
Accounts receivable	(86,966)
Other assets	(633)
Commissions payable	146,414
Accrued liabilities	(1,337)
Net cash provided by operating activities	216,164
Cash flows from financing activities	
Member contributions	100,000
Member withdrawals	(70,000)
Net cash provided by financing activities	30,000
Net increase in cash	246,164
Cash, beginning of year	249,689
Cash, end of year	$ 495,853

See accompanying notes to financial statements.

RainMaker Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

1. Nature of operations and summary of significant accounting policies

Nature of Operations

RainMaker Securities, LLC (the "Company") was formed as a limited liability company under the laws of the State of Illinois in July 2004. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company conducts business to assist clients with the private placement of debt and equity capital. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

As of December 31, 2017, the Company is a wholly owned subsidiary of RainMaker Group Holdings (the "Parent"). The President of the Company and one of its managing directors are beneficial owners of the Parent.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are based upon contractual arrangements and are recorded on the accrual basis.

Income Taxes

The Company is organized in the State of Illinois as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Income Taxes, continued

Management has reviewed the Company's tax positions for the open tax years (current and prior four tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Securities and Derivatives Valuation

Securities and derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosure* (see note 4).

Furniture and equipment

Furniture and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset.

Receivables and allowance for doubtful accounts

Commissions receivable are stated at the amount management expects to collect from contractual arrangements. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors could have a material effect on the results of operations in the period in which such changes or events occur.

2. Related party transactions

The President of the Company is a beneficial owner of the Parent and Cogentic Advisors LLC ("Cogentic"). The Company has an agreement with Cogentic for consulting services. The President of the Company and one of its managing directors have registered representative agreements with the Company and were paid approximately $308,000 and $1,408,000 in compensation, respectively, related to the agreements .

3. Lease Commitment

The Company shares office space with its Parent. The Company was allocated a portion of the rent based on their expense sharing agreement. For the year ending December 31, 2017, the rent expense was $36,344.

4. Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2017, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC 820.

5. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

6. Guarantees, *continued*

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2017.

7. Warrants

The Company might occasionally receive warrants from its clients as selling compensation related to its role as selling agent in an investment transaction. The warrants provide the Company with exposure to potential gains upon appreciation in the price of the client's equity shares. The Company values its warrant holdings by their intrinsic value at the end of each reporting period, whereby the intrinsic value is defined as the difference between the market price of the shares and the strike price of the warrants. Because the Company almost exclusively receives warrants in the equity shares of private companies, where there is no current public market for the shares, the market price is established by the greater of (a) the most recent 409(a) valuation of the shares (b) the price per shares paid by the investors in the most recent sale of the same class of equity shares by the client where the sale exceeds 5% of the outstanding equity shares of that class.

8. Concentration of Credit Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any party with whom it conducts business is unable to fulfill contractual obligations on its behalf. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Commissions and accounts receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its counterparties. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business. Management believes that the Company is not exposed to any significant credit risk on cash or accounts receivables to be significant.

9. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's adjusted net capital was $321,262 which exceeded the requirement by $300,053. At December 31, 2017, the Company's net capital ratio was approximately .99 to 1.

10. Contingency

The Company has been named in a statement of claim by a former client. The claimant alleges the Company and a registered representative of the Company breached selling and business development agreements with the client. Per legal counsel, the claim has been previously alleged and resolved. Due to the claim being in the early stages, an opinion cannot be made on the ultimate outcome. Management and legal counsel believe the Company has meritorious defenses against all claims and intends to defend the case vigorously. Accordingly, no provision has been made in the financial statement for any loss that may result from the complaint.

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims or potential violations which may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise.

11. Subsequent events

The financial statements were approved by management and available for issuance on February 26, 2018. Subsequent events have been evaluated through this date. There were no material events requiring disclosures or adjustments to the Company's financial statements.

RainMaker Securities, LLC

SUPPLEMENTAL INFORMATION

December 31, 2017

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Total Member's equity qualified for net capital		$	358,031
Furniture and equipment	(517)		
Accounts receivable	(15,950)		
Prepaid expenses	(19,242)		
Other Assets	(1,060)		
Less: Non allowable assets			(36,769)
Net capital			321,262
Less: Haircut on securities			-
Net capital			321,262
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)			21,209
Excess net capital		$	300,053

There were no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of December 31, 2017.

See accompanying footnotes.

RainMaker Securities, LLC

SUPPLEMENTAL INFORMATION

December 31, 2017

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

Information for Possession or Control
Requirements under Rule 15c3-3

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

See accompanying footnotes.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RainMaker Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) RainMaker Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2018

RainMaker

CONFIDENTIAL

February 26, 2018

Securities & Exchange Commission
100F Street, NE
Washington, DC 20549
SENT VIA MAIL

RE: EXEMPTION REPORT FOR SEC RULE 15C3-3 FOR FISCAL YEAR 2017

Dear Sir/Madame:

For the fiscal year ending December 31, 2017, Rainmaker Securities, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Rainmaker Securities, LLC met the exemption provided above for the period ending December 31, 2017.

Sincerely,

RAINMAKER SECURITIES, LLC

Signature: Glen Anderson
Glen Anderson (Feb 22, 2018)

Email: ganderson@rainmakersecurities.com

RainMaker Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17-a-5(d)

December 31, 2017